FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 500 - 360 Bay Street, Toronto, ON M5H 2V6, CANADA

Item 2.	Date of Material Change

July 13, 2006

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

July 13, 2006 – Toronto, Ontario – Grandview Gold Inc. (TSX:GVX) (“Grandview” or the “Company”) announced today that Raymond Pecoskie is stepping down as President and Chief Executive Officer of Grandview. Mr. Pecoskie will continue to manage Grandview's Nevada drilling program on a contract basis. Michael Hitch, PhD. P. Geology, a director, has been appointed to the position of interim Chief Executive Officer and will be overseeing the operations of Grandview until the selection process for a new President and Chief Executive Officer is completed.

Dr. Hitch has over 20 years of experience in the minerals sector and has been a senior executive with major mining companies around the world including AngloGold Ashanti Limited and Echo Bay Mines Ltd.

Grandview Gold Inc. is a gold exploration company focused on creating value for shareholders by exploring and developing high-grade gold properties in the major gold camps of North America. Details of Grandview Gold’s projects are available on the Company’s website at www.grandviewgold.com.

Item 5.	Full Description of Material Change

July 13, 2006 – Toronto, Ontario – Grandview Gold Inc. (TSX:GVX) (“Grandview” or the “Company”) announced today that Raymond Pecoskie is stepping down as President and Chief Executive Officer of Grandview. Mr. Pecoskie will continue to manage Grandview's Nevada drilling program on a contract basis. Michael Hitch, PhD. P. Geology, a director, has been appointed to the position of interim Chief Executive Officer and will be overseeing the operations of Grandview until the selection process for a new President and Chief Executive Officer is completed.

Dr. Hitch has over 20 years of experience in the minerals sector and has been a senior executive with major mining companies around the world including AngloGold Ashanti Limited and Echo Bay Mines Ltd.

FORM 6K	Page 1 of 2
Grandview Gold Inc.	File No. 0-51303

Grandview Gold Inc. is a gold exploration company focused on creating value for shareholders by exploring and developing high-grade gold properties in the major gold camps of North America. Details of Grandview Gold’s projects are available on the Company’s website at www.grandviewgold.com.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Michael Hitch
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 14th day of July 2006.

Grandview Gold Inc.
"Michael Hitch”

Michael Hitch,
Chief Executive Officer

FORM 6K	Page 2 of 2
Grandview Gold Inc.	File No. 0-30306